                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.  )*




                              BancFirst Ohio Corp.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0594500106
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following box if a fee is being paid with this statement ___.    (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 8 pages

                                  SCHEDULE 13G

 CUSIP NO. 0594500106                                                                     PAGE   OF   PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |               First Financial Services Group, N.A.                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |              Zanesville, OH U.S.A.                                                                |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |            206,602                                              |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |            469,280                                              |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |            675,882                                              |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |            231,145                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                              907,027                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                           |
|     |                                              N/A                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |                                          11.5%                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

                               BANCFIRST OHIO CORP

                        BANCFIRST OHIO CORP SHAREHOLDERS

ACCOUNT NUMBER     ACCOUNT NAME                  ADDRESS                                              PROXY SHS   GOC SHS  VOTING
Revised 12/31/98
2 0  2824  01  ELIZABETH F. EBERLE      1802 GOEHMANN LANE                 FREDERICKSBURG,
                                                                           TX 78624-2935               38,730              PROXY
2 0  2824  02  DOROTHY ANN LEWIS        9507 AVENEL LANE                   PORT ST. LUCIE,
                                                                           FL 34986                    24,204              PROXY
2 0  2824  03  JOHN R. FINLEY           147 OVERHILL DRIVE                 BOARDMAN, OHIO 44512        24,204              PROXY
2 0  3060  00  MARGARET M. GEARY
               TRUST                                                                                                5,000  GOC
2 0  3832  00  PAUL HUPP MARITAL
               TRUST A                                                                                              1,192  GOC
2 0  3590  00  ROBERT HESTON MARITAL
               TRUST                                                                                                  608  GOC
2 0  3591  00  ROBERT HESTON RESIDUARY
               TRUST                                                                                                  608  GOC
2 0  5332  00  ROBERT H. LOUGHMAN                                                                                  14,372  GOC
2 0  5535  00  NORMA MCCANN TRUST                                                                                  70,000  GOC
2 3  8340  00  LYDIA M. TAYLOR TRUST                                                                               15,168  GOC
3 0  0776  00  GARY B. BAKER            9743 AEGEAN COURT                  HUNTERSVILLE, NC 28078         160              PROXY
3 0  0786  00  MARY ELIZABETH BAKER     3690 HIGHLAND FAIRWAY BLVD.        LAKELAND, FL 33809           1,372              PROXY
3 0  1236  00  MARY JANE CAIN                                                                                         100  GOC
3 0  2776  00  LEONA FELLERS            1210 RANKIN DRIVE                  ZANESVILLE, OHIO 43701        6006              PROXY
3 0  2778  00  ROBERT FELLERS           1210 RANKIN DRIVE                  ZANESVILLE, OHIO 43701        7022              PROXY
3 0  3484  00  CHARLES S. HARRISON
               TRUST # 1                5550 HIGHVIEW DRIVE                ZANESVILLE, OHIO 43701         476              PROXY
3 0  3536  00  WALTER J. HECK           1140 SW 22ND AVE VILLA 11-2        DELRAY BEACH, FL 33445      14,228              PROXY
3 0  3640  00  CONSTANCE M. STEPHENSON  2110 NORTH HAZEL AVENUE            ZANESVIILLE, OHIO 43701      6,656              PROXY
3 0  7143  00  PAM PORTER BOOTH                                                                                       200  GOC
3 0  4678  00  FRANCES ELOISE JOHNSON                                                                               1,472  GOC
3 0  4933  00  JULIANNA JOHNSON KINCAID 7730 INDIAN OAKS DRIVE  APT 203    VERO BEACH, FL 32966        61,332              PROXY
3 0  5069  00  PAUL J. KUNKEL           913 LOCUST AVENUE                  ZANESVILLE, OHIO 43701       4,792              PROXY
3 0  7069  00  CAROLE PICKWORTH                                                                                       880  GOC
3 0  7105  00  BETTY L. EMERY PLETCHER  57 HIGH POINT CIRCLE W. APT. 201   NAPLES, FL 34103-4244       13,600              PROXY
3 0  8020  00  JOANNA S. SNYDER SHELLY  141 LOGAN RANCH ROAD               GEORGETOWN, TX 78628         4,152              PROXY
3 3  0759  00  ANN HALE BAILEY                                                                                      4,136  GOC
3 3  0765  00  JAMES M. BAILEY                                                                                      4,136  GOC
3 3  0768  00  WILLIS B. BAILEY                                                                                      5700  GOC
3 3  0904  00  GEORGIA L. BENSON
               TRUST FBO MARK                                                                                       1,100  GOC
3 3  0905  00  GEORGIA L. BENSON
               TRUST FBO MATT                                                                                       1,100  GOC
3 3  3217  00  SHIRLEY D. GORSUCH                                                                                   2,908  GOC
3 3  3805  00  RUTH M. HUGHES                                                                                       4,000  GOC
3 3  5592  00  A. E. MCGINNIS
               TRUST U/A                                                                                            1,992  GOC
3 3  5598  00  EDWIN MCHENRY TRUST                                                                                 11,936  GOC
3 3  8193  00  J.W. STRAKER
               FBO LAURA                                                                                              768  GOC
3 3  8194  00  J.W. STRAKER
               FBO SAMUEL                                                                                             768  GOC
3 3  8196  00  J.W. STRAKER
               FBO JORDAN                                                                                             768  GOC
3 3  8198  00  J.W. STRAKER
               FBO WM. PLOSSER                                                                                        768  GOC
3 3  8257  00  MARGARET H. SWINGLE
               TRUST                                                                                                4,240  GOC
3 3  8259  00  EARL B. SWINGLE JR.
               TRUST                                                                                                  600  GOC
3 3  9213  00  RALPH E. WALTMAN TRUST                                                                               7,488  GOC
3 3  9769  00  RUTH C. YOUNG TRUST                                                                                  3,000  GOC
3 4  7691  00  ST. JAMES EPISCOPAL
               CHURCH                   155 NORTH SIXTH STREET             ZANESVILLE, OHIO 43701      24,200              PROXY
5 0  3452  00  RICHARD C. HARDESTY      2670 CENTER DRIVE                  ZANESVILLE, OHIO 43701         476              PROXY
5 0  3453  00  RICHARD C. HARDESTY # 2  2670 CENTER DRIVE                  ZANESVILLE, OHIO 43701       1,556              PROXY
5 0  1249  00  JAMES CAMERON CAPITAL                                                                                2,000  GOC
5 0  8120  00  JOHN STEINBERGER         60068 QUILT ROAD                   NEW CONCORD, OHIO 43762        800              PROXY
5 0  8144  00  ALLISON M. STEWART       C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701        1340              PROXY
5 0  8145  00  AMY E. STEWART           C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701        1340              PROXY
5 0  8146  00  BRIAN W. STEWART         C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701        1340              PROXY
5 0  8147  00  DAVID T. STEWART         C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701        2000              PROXY
5 0  8151  00  JESSICA L. STEWART       C/O WM STEWART,GDN,2775 MARTIN RD  ZANESVILLE, OHIO 43701        1340              PROXY
5 0  9890  00  JUDITH B. ZINN           515 NORTH SAMUEL DRIVE             ZANESVILLE, OHIO 43701       69524              PROXY
5 1  0800  00  BANCFIRST OHIO CORP                                                                              7,002.126  GOC
5 1  4241  00  455 INVESTMENT CO, LTD                                                                               2,000  GOC

                               BANCFIRST OHIO CORP

                        BANCFIRST OHIO CORP SHAREHOLDERS


ACCOUNT NUMBER     ACCOUNT NAME                  ADDRESS                                              PROXY SHS   GOC SHS  VOTING
Revised 12/31/98
5 1  4241  00  2675 INVESTMENT
               CO, LTD                                                                                               2,000  GOC
5 2  0925  02  BETHESDA HLTH FDN
               UNRESTRICTED                                                                                         16,280  GOC
5 2  3551  00  HELEN PURCELL HOME       C/O R MOEHRMAN,1854 NORWOOD BLVD.   ZANESVILLE, OHIO 43701         4,624            PROXY
5 2  5409  00  MATC                     C/O TRAFFORD DICK, 1555 NEWARK RD.  ZANESVILLE, OHIO 43701           880            PROXY
5 6  7340  00  ELEANOR S. RANKIN                                                                                    12,312  GOC
6 4  0930  24  FNB 401K BANK STOCK                                                                       128,860
6 4  0930  25  FNB 401K BANK STOCK
               - MATCH                  SEE RICH BRENNER/ NAMES & SHARES                                  13,144            PROXY
6 8  1896  00  JANE S. DONOHO           439 WEST HIGHLAND DRIVE             ZANESVILLE, OHIO 43701           784            PROXY
6 8  1897  00  ROBERT S. DONOHO         439 WEST HIGHLAND DRIVE             ZANESVILLE, OHIO 43701           788            PROXY
6 8  7722  00  KARL C. SAUNDERS         360 BROADVIEW AVENUE                ZANESVILLE, OHIO 43071         2,820            PROXY
6 8  7990  00  GARY C. SMITH            16869 BRUSHY FORK ROAD, SE          NEWARK, OHIO 43055             1,400            PROXY
6 8  8052  00  TRUDY MICHAELS           P.O. BOX 8137                       ZANESVILLE, OHIO 43702-8137      360            PROXY
6 8  8199  00  JOHN W. STRAKER JR.      81 JOY LANE                         GRANVILLE, OHIO 43023          1,920            PROXY
6 8  8200  00  BRENT A. STUBBINS        728 CONVERS AVENUE                  ZANESVILLE, OHIO 43701         1,640            PROXY
6 8  8203  00  THOMAS L. STURTZ         1360 DEER RUN ROAD                  NEWARK, OHIO 43055               408            PROXY
6 8  8209  00  RICHARD J. STRAKER                                                                            800
9 9  BFOH  FS  BFOH FRACTIONAL SHARES                                       SEE RICH BRENNER               1.846



THE FOLLOWING ACCOUNTS WILL HAVE PROXIES SENT TO THEM BY ADP (SHAREHOLDERS COMMUNICATONS)

5 0  1022  00  JEAN P. BONIFIELD        2734 MARTIN ROAD                     ZANESVILLE, OH 43701             100
5 0  9417  00  DANA LINN WILLIAMS       410 FOX CHAPEL LANE                  RADNOR, PA 19087             126,540            PROXY
5 6  3455  00  HARRY H. HARDESTY        2670 CAROL DRIVE                     ZANESVILLE, OHIO 43701           328            PROXY
5 6  5266  00  MILMAN H. LINN III       1169 PARKVIEW DRIVE                  ZANESVILLE, OHIO 43701         29404            PROXY
5 6  8026  00  AMY L. SOBOTKA           5696 TERRE PRINCE CT                 DUBLIN OHIO 43017                360            PROXY
5 7  3307  00  GUERNSEY MEMORIAL
               HOSPITAL                 C/O DON HUSTON P.O. BOX 610          CAMBRIDGE, OHIO 43725-0610     1,400            PROXY
6 2  1642  03  PETER CULTICE            CULTICE & BROWN, P O BOX 1230        ZANESVILLE, OHIO 43702           934            PROXY
6 2  1642  04  JAMES BROWN              CULTICE & BROWN, P O BOX 1230        ZANESVILLE, OHIO 43702           240            PROXY
6 2  1642  05  SUSAN BROWN              CULTICE & BROWN, P O BOX 1230        ZANESVILLE, OHIO 43702           112            PROXY
6 2  1642  06  MEREDITH NELSON          CULTICE & BROWN, P O BOX 1230        ZANESVILLE, OHIO 43702            72            PROXY
6 2  4935  01  R. WILLIAM GEYER         P.O. BOX 1030                        ZANESVILLE, OHIO 43702           724            PROXY
6 2  4935  09  MONICA BAUGHMAN          LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702            72            PROXY
6 2  4935  14  ANDY VESELENAK           LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702           728            PROXY
6 2  4935  23  CYNTHIA CAMERON          LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702           230            PROXY
6 2  4935  25  JILL SMITH               LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702            72            PROXY
6 2  4935  29  CATHERINE CUNNINGHAM     LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702           216            PROXY
6 3  4935  15  SUSAN MCCOLLISTER        LAW OFFICES, P.O. BOX 1030           ZANESVILLE, OHIO 43702           320            PROXY
6 8  0779  00  GARY B. BAKER            9743 AEGEAN COURT                    HUNTERSVILLE, NC 28078         4,088            PROXY
6 8  0792  00  STEVEN R. BALDWIN        P.O. BOX 2687                        ZANESVILLE, OHIO 43702           560            PROXY
6 8  1321  00  RALPH W. CATER           3665 FRAZEYSBURG ROAD                ZANESVILLE, OHIO 43701           837            PROXY
6 8  3042  00  JOSEPH H. GARNER         10750 BELLE DRIVE                    NORWICH, OHIO 43767            1,240            PROXY
6 8  3043  00  MARGARET A. GARNER       10750 BELLE DRIVE                    NORWICH, OHIO 43767            1,336            PROXY
6 8  3460  00  CONSTANCE A. HARDCASTLE  910 CENTER COURT                     ZANESVILLE, OHIO 43701           664            PROXY
6 8  3483  00  CHARLES S. HARRISON      5550 HIGHVIEW DRIVE                  ZANESVILLE, OHIO 43701           392            PROXY
6 8  3485  00  SUE ELLEN HARRISON       5550 HIGHVIEW DRIVE                  ZANESVILLE, OHIO 43701           572            PROXY
6 8  3547  00  EARL F. HEISE            170 MONTGOMERY BLVD.                 NEW CONCORD, OHIO 43762        1,300            PROXY
6 8  5275  0   MILMAN H. LINN III       1169 PARKVIEW DRIVE                  ZANESVILLE, OHIO 43701        37,400            PROXY
6 8  5432  00  ROBERT L. MADIGAN        2853 CRESTWAY DRIVE                  ZANESVILLE, OHIO 43701         1,164            PROXY
6 8  5433  00  SHIRLEY MADIGAN          2853 CRESTWAY DRIVE                  ZANESVILLE, OHIO 43701         1,144            PROXY

                               BANCFIRST OHIO CORP

                        BANCFIRST OHIO CORP SHAREHOLDERS

ACCOUNT NUMBER     ACCOUNT NAME                  ADDRESS                                              PROXY SHS   GOC SHS  VOTING
Revised 12/31/98
6 8  5659  00  NELSON MELICK                      8000 FULTON-ROSE ROAD   ROSEVILLE, OHIO 43777          528                PROXY
6 8  5663  00  JOHN MELSHEIMER                    2510 MONNIE PLACE       ZANESVILLE, OHIO 43701         586                PROXY
6 8  5664  00  DEBRA MELSHEIMER                   2510 MONNIE PLACE       ZANESVILLE, OHIO 43701         586                PROXY
6 8  5832  00  MARY LEE MORGAN                    2670 EVA CIRCLE         ZANESVILLE, OHIO 43701         216                PROXY
6 8  5833  00  MICHAEL F. MORGAN                  2670 EVA CIRCLE         ZANESVILLE, OHIO 43701       1,116                PROXY
6 8  5930  00  JAMES F. MYER                      BOX 583                 NEW LEXINGTON, OH 43734         20
6 8  6062  00  JAMES H. NICHOLSON (HERE)          956 SOUTHEAST COURT     ZANESVILLE, OHIO 43701       1,896                PROXY
6 8  7335  00  WILLIAM F. RANDLES                 P.O. BOX 2665           ZANESVILLE, OHIO 43702-2665  3,570                PROXY
6 8  7655  00  JOHN P. RYAN                       1640 COACHLIGHT CIRCLE  NASHPORT, OHIO 43830           372                PROXY
6 8  7656  00  SHERRY L. RYAN                     1640 COACHLIGHT CIRCLE  NASHPORT, OHIO 43830         1,700                PROXY
6 8  7731  00  M. CHRISTINE SHILLING              2028 MYRTLE AVENUE      ZANESVILLE, OHIO 43701         120                PROXY
6 8  7838  00  GEORGE W. SHEGOG JR.               15 SNOOTS LANE          NEW CONCORD, OHIO 43762      3,252                PROXY
6 8  7839  00  NORBERT B. SHEGOG                  2635 MEADOW ROAD        CAMBRIDGE, OHIO 43725        3,468                PROXY
6 8  7840  00  SHARON L. SHEGOG                   15 SNOOTS LANE          NEW CONCORD, OHIO 43762        566                PROXY
6 8  8070  00  ELSIE SPILLMAN                     931 MERRICK DRIVE       ZANESVILLE, OHIO 43701         600                PROXY

                                                                                                     700,425       206,602

               TOTAL SHARES IN NAME OF GRAND OLD CO                                              907,027.126





               TOTAL TRUST HOLDINGS AS OF 12/31/98                                               907,027.126




                                                  FULL INVESTMENT DISCRETION BUT VOTE OWN PROXY      469,280

                                                  SELF DIRECTED..VOTE OWN PROXY                      231,145

                                                  TOTAL I/N/O GOC THAT VOTE OWN PROXY                700,425

                                                  FULL INVESTMENT TOTAL GOC VOTES FOR ADP PROXY      206,602


                                                  TOTAL                                          907,027.126